Exhibit 1

U.S. State Government Selects MTS TEM Suite to Manage the State’s Telecom
Expenses

RA'ANANA, Israel / River Edge, NJ, USA – July 12, 2016 — MTS – Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Telecommunications Expense Management (TEM), Enterprise Mobility Management (EMM) and Video Advertising solutions, announced today that it has signed a 36-month, $718,000 TEM managed services agreement with a U.S. state government.

The MTS TEM Suite solution includes Telecom Expense Management, Enterprise Mobility Management and Unified Communications Management suites, as well as a flexible managed services offering designed to manage the entire communications lifecycle, from procurement to payment. Organizations of all sizes and industries use the MTS TEM Suite to achieve significant communications cost reductions, increased workforce productivity, corporate mobile security governance, policy compliance, as well as improved decision making through increased visibility into their global communications environment.

MTS’s TEM Suite will manage this state government’s telecom expenses, vendors, contracts, invoice processing, as well as disputes, assets, call accounting, usage, allocation and chargeback, and integration into their back office systems. TEM Suite’s dashboards, reports, and automated alerts will provide the state with the actionable insights needed for the proactive management of their communications expenses.

“We’re excited to be selected to manage this state’s telecom expenses,” said Josef Brikman, President of North America at MTS. “TEM Suite provides our government clients with an easy to use solution that reduces communication expenses, allocates and charges back costs and creates actionable insights into their entire communications environment.”

MTS’s TEM Suite also includes other communication lifecycle management capabilities, including, procurement, wireless help desk, mobile device management (MDM), BYOD (bring your own device), wireless optimization, vendor bill payment, contract negotiation, cloud services management and tenant resale and billing. The solution’s modular design and flexible managed services offering also allows organizations to outsource their entire communications lifecycle, or outsource selective processes, depending on each organization’s unique business needs.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and TEM and billing solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary creates highly sophisticated video advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information, please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts:

MTS Contact:

John Venditti

Vice President, Marketing

(800) 745-8725

john.venditti@mtsint.com

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